March 19, 2012

Larry M. Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Fortune Industries, Inc.
Form 10-K for the Year Ended June 30, 2011
Filed September 28, 2011
Form 10-Q for the Quarter Ended December 31, 2011
Filed February 13, 2012
File Number 1-32543

Dear Mr. Spirgel:

We have received your letter dated March 8, 2012. Please allow this letter to serve as a request for an additional fifteen (15) business days to file a response. We would like to file our response on or before Thursday, April 12, 2012.

Please feel free to contact me at (615) 665-9060 or by fax at (615) 312-1001 if you have any questions or concerns.

Thank you for your time and consideration in this matter.

Sincerely,

/s/ Randy Butler
Chief Financial Officer